

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 18, 2006

Mr. Robert J. Washlow
Chief Executive Officer
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plaines, IL 60018

> **RE:** **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 0-10546**

Dear Mr. Washlow:

We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Notes to Financial Statements

You disclosed in your Form 10-K for the fiscal year ended December 31, 2005, that the Federal Bureau of Investigation executed a search warrant for certain records at your offices and informed you that they were conducting an investigation as to whether any of your representatives improperly provided gifts or awards to purchasing agents (including government purchasing agents) through your customer loyalty programs. You further disclosed that, as part of an internal investigation, you terminated certain customer loyalty programs and suspended others, pending further review and analysis. In future filings, please include a reasonably detailed description of your internal investigation, including the reasons why certain customer loyalty programs were terminated, and update the status of your review of the customer loyalty programs that were suspended. In addition, please revise future filings to disclose and, if applicable, update the status of the FBI investigation and its potential impact. Please ensure that your disclosures comply with paragraphs nine and ten of SFAS 5 and Rule 10-01(a)(5) of Regulation S-X.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding this comment, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-3754 in her absence, Anne McConnell, Staff Accountant, at (202) 551-3709.

Sincerely,

John Cash
Accounting Branch Chief